Exhibit 3.3

SECOND CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AMBIT BIOSCIENCES CORPORATION

AMBIT BIOSCIENCES CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

ONE: The name of the Company is Ambit Biosciences Corporation, the original name of the Company is Aventa Biosciences Corporation and the date on which the Certificate of Incorporation of the Company was originally filed with the Secretary of State of the State of Delaware was May 17, 2000.

TWO: M. Scott Salka is the duly elected and acting Chief Executive Officer of the Company.

THREE: The Board of Directors of the Company, acting in accordance with the provisions of Section 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

Article IV, Section A. shall be amended and restated to read in its entirety as follows:

“A. This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is forty-eight million six hundred three thousand three hundred seventy-six (48,603,376) shares, twenty-seven million nine hundred thousand (27,900,000) shares of which shall be Common Stock (the “Common Stock”), each having a par value of one-tenth of one cent ($0.001) and twenty million seven hundred three thousand three hundred seventy-six (20,703,376) shares of which shall be Preferred Stock (the “Preferred Stock”), each having a par value of one-tenth of one cent ($0.001).”

Article IV, Section E.4(i)(iv), clause (2)(y) shall be amended and restated to read in its entirety as follows:

“(y) after the occurrence of the Subsequent Closing, two million three hundred three thousand one hundred thirty-four (2,303,134) shares of Common Stock and/or options, warrants or other Common Stock purchase rights (in each case as adjusted for stock splits, dividends, recapitalizations and the like after the Filing Date) and the Common Stock issued pursuant to such options, warrants or other rights to employees, officers or directors of, or consultants or advisors to, the Company or any subsidiary pursuant to stock purchase or stock option plans or other arrangements approved by the Board of Directors, provided that such number of shares shall be increased to reflect any shares of Common Stock (i) subject to stock options, warrants or other Common Stock purchase rights issued pursuant to such plans or other agreements approved by the Board of Directors and outstanding as of the date hereof (the “Outstanding Plan Rights”) but not issued as a result of the termination of such Outstanding Plan Rights or (ii) issued pursuant to such plans, agreements or arrangements and thereafter reacquired by the Company;”

FOUR: The foregoing amendments were submitted to the stockholders of the Company for their approval and were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, Ambit Biosciences Corporation has caused this Second Certificate of Amendment to be signed by its Chief Executive Officer this 12th day of March, 2009.

AMBIT BIOSCIENCES CORPORATION

Signature:	/s/ M. Scott Salka

Print Name:	M. Scott Salka

Title:	Chief Executive Officer